SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,751,200 Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,751,200 Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,751,200 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IA

* The original Schedule 13G filed with the Securities and Exchange Commission with respect to the Ordinary Shares of the Issuer held by the Hillhouse Entities (as defined in Item 2 hereof) prior to the date hereof was filed by Hillhouse Capital Management, Ltd. (CIK 0001510589), which, due to an internal reorganization, is no longer the Reporting Person.

CUSIP No. G21515104	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is China Biologic Products Holdings, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company (“HCA” or the “Reporting Person”), with respect to the Ordinary Shares (as defined in Item 2(d) below) held by Gaoling Fund, L.P. (“Gaoling”), YHG Investment, L.P. (“YHG”) and HH China Bio Holdings LLC (“HH China Bio Holdings”, together with Gaoling and YHG, the “Hillhouse Entities”). HH China Bio Holdings is owned by Gaoling and YHG. HCA acts as the sole management company of Gaoling and sole general partner of YHG. HCA is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Ordinary Shares held by the Hillhouse Entities.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Ordinary Shares, par value of $0.0001 per share (the "Ordinary Shares").

Item 2(e).	CUSIP NUMBER
G21515104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. G21515104	13G/A	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 39,361,316 Ordinary Shares outstanding as of September 30, 2018, as reported in the Company’s Report on Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on November 1, 2018.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

On August 24, 2018, HH China Bio Holdings entered into a share purchase agreement (the “Share Purchase Agreement”) with the Company pursuant to which the Company issued 1,000,000 Ordinary Shares (the “Purchased Shares”) to HH China Bio Holdings. In connection with the Share Purchase Agreement, HH China Bio Holdings entered into an investor rights agreement (the “Investor Rights Agreement”) with the Company. Pursuant to the Investor Rights Agreement, HH China Bio Holdings agreed to a two year lock-up on the Purchased Shares and a six month lock-up on all Ordinary Shares held by HH China Bio Holdings or any of its affiliates immediately prior to the closing of the transactions under the Share Purchase Agreement. HH China Bio Holdings also agreed to a two year standstill and, subject to certain exceptions, an agreement to vote all securities of the Company beneficially owned by HH China Bio Holdings and any of its affiliates in the manner recommended by the board of directors of the Company for a period of two years.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

CUSIP No. G21515104	13G/A	Page 5 of 6 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G21515104	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2019

Hillhouse capital advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer